Stephen T. Burdumy
Partner
215-988-2880 Direct
215-988-2757 Fax
stephen.burdumy@dbr.com

April 2, 2010

VIA EDGAR

Mark P. Shuman

Branch Chief — Legal

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          InfoLogix, Inc.

Registration Statement on Form S-3 (the “Registration Statement”)

Filed February 3, 2010

File No. 333-164683

Dear Mr. Shuman:

InfoLogix, Inc. (the “Company”) has carefully considered each of the comments in your letter dated March 2, 2010, and on behalf of the Company, I respectfully provide the Company’s responses to your comments below.  For your convenience, the text of each comment is reproduced before the applicable response.  On the date hereof, the Company has also filed a pre-effective amendment (“Amendment No. 1”) to the Registration Statement incorporating the revisions described herein.  To facilitate your review, enclosed please find a copy of Amendment No. 1 marked to show the changes to the Registration Statement that was filed by the Company on February 3, 2010.

In connection with the responses to your comments set forth below, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance

United States Securities and Exchange Commission

April 2, 2010

General

1.  Because of the size and nature of the transaction being registered compared to your outstanding shares, it is unclear whether the transaction should be viewed as a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) or a primary, at-the-market offering being made pursuant to Rule 415(a)(4).  Given the relationship of the selling shareholder to the company and its apparent control over it, tell us why the offering should not be viewed as an indirect, primary transaction and why the selling shareholder should not be viewed as an underwriter.  Refer to Interpretation 612.09 in our Security Act Rules Compliance and Disclosure Interpretations, available on our website.

For the reasons set forth below, we respectfully submit that the registration of the shares under the Registration Statement constitutes a valid secondary offering and the shares may be resold as contemplated by the Registration Statement.

Background(1)

In May 2008, the Company entered into a Loan and Security Agreement with Hercules Technology Growth Capital, Inc. (“Hercules”) that provided the Company with a revolving line of credit with a maximum commitment of up to $12 million and a term loan of up to $12 million.  The proceeds were used, in part, to repay the Company’s indebtedness on its credit facility with Sovereign Bank.  The Company experienced recurring losses from 2006 through 2009.  As a result of the Company’s capital structure, recurring losses and substantial liquidity requirements, the Company faced serious financial straits and there was substantial doubt about its ability to continue as a going concern.  Consequently, the Company failed to comply with certain financial covenants under the Loan and Security Agreement resulting in events of default.  At the time of the defaults, Hercules chose not to accelerate the Company’s obligations, but did not waive any events of default or any of its remedies under the Loan and Security Agreement.  No event of default under the Loan and Security Agreement related to the payment of interest or principal on the loan.

In the face of such difficulties, the Company and Hercules amended the Loan and Security Agreement on two separate occasions, in November 2008 and in May 2009.  Due to subsequent events of default for failing to maintain certain financial covenants under the Loan and Security Agreement, the Company entered into a forbearance agreement with

(1) On January 5, 2010, the Company effected a one-for-twenty-five reverse stock split of its issued and outstanding shares of common stock.  Unless otherwise indicated, all share amounts discussed in this response reflect the post-split number of shares of common stock.

Hercules in July 2009, which was subsequently amended on five separate occasions from July through October 2009.

The Company paid fees to Hercules in connection with the loan agreement amendments, the forbearance agreement and the forbearance amendments.  In connection with its second amendment to the Loan and Security Agreement in November 2009, the Company also issued to Hercules a warrant (the “Initial Warrant”) to purchase 10,000 shares of the Company’s common stock at a fixed exercise price.  On March 1, 2010, Hercules exercised the Initial Warrant on a cashless basis for 7,546 shares of common stock.

In light of the Company’s financial difficulties, the Company also engaged investment banking and financial advisors to assist in a capital raising and sale exploration process, and to assist the Board of Directors (the “Board”) in evaluating multiple strategic alternatives, including the sale of all or substantially all of the Company’s assets, investments in the Company in the form of debt and/or equity financing, and bankruptcy.  Though the Company conducted an extensive process and considered multiple options, the process failed to result in a definitive agreement for any proposed transaction.

In an effort to cure its events of default and to improve its balance sheet, on November 20, 2009, the Company completed a restructuring transaction (the “Restructuring”) with Hercules and Hercules Technology I, LLC, a wholly-owned subsidiary of Hercules (“HTI”).  As part of the Restructuring, the Company and Hercules entered into an Amended and Restated Loan and Security Agreement whereby Hercules agreed to provide the Company with a total senior loan facility of $22.5 million, including two term loans aggregating $10.5 million, and a revolving line of credit of $12 million.  One of the term loans is convertible into shares of the Company’s common stock at Hercules’ option or automatically in certain circumstances and interest on the loan is payable in shares of the Company’s common stock under certain circumstances.  The shares underlying the term loan are not subject to the current Registration Statement.  Rather, these shares and the shares underlying the Initial Warrant are subject to separate registration rights.

Additionally, pursuant to a Debt Conversion Agreement, the Company issued to HTI (i) 2,691,790 shares (the “Conversion Shares”) of the Company’s common stock, and (ii) a warrant (the “Subsequent Warrant”) to purchase 672,948 shares of the Company’s common stock (the “Warrant Shares”) at an exercise price of $1.8575 per share for the cancellation of $5 million of outstanding obligations owed to Hercules.  The Subsequent Warrant has a five year term, is currently exercisable, and allows for cashless exercise at the option of HTI.  Except for customary adjustments for recapitalizations, reclassifications, subdivisions, combinations or stock dividends in respect of the Company’s common stock, the exercise price of the Subsequent Warrant is fixed.  Under a Registration Rights Agreement, the Company agreed to file within 120 days after the closing of the Restructuring a shelf registration statement covering the resale of the Conversion Shares and the Warrant Shares, subject to a 60 day extension if the Staff reviews the Registration Statement.  Pursuant to this agreement, the Company filed the Registration Statement.  If the Registration Statement is not declared effective by May 19, 2010, the Company must pay to HTI $50,000 per month as liquidated damages until a registration statement for the resale of the Conversion Shares and the Warrant Shares is declared effective.

As a result of the Restructuring, HTI has the right to Board representation, though that right is dependent on the outstanding amount under the loans, the Company’s financial performance and Hercules maintaining a threshold level of ownership.  The Company was assessed a transaction fee equal to 2% of the total commitment, or $450,000, which is payable in 12 equal monthly installments beginning in April 2010.  As HTI is a wholly-owned subsidiary, the Company refers to HTI and Hercules collectively as Hercules throughout the remainder of this response.

The Restructuring cannot reasonably be characterized as the type of transaction in which the Staff has raised concerns under Rule 415(a)(1)(i), to wit: a typical PIPE transaction in which issuers have sold a significant amount of stock to one or more small groups of professional fund investors for cash.  The primary purposes of the Restructuring were to cure existing events of default, reduce the Company’s debt and improve the Company’s balance sheet.  The Company did not enter into the Restructuring for the purposes of raising capital.  Hercules did not acquire the shares as an underwriter or as an investment for cash.  Rather, the shares were issued to Hercules in its capacity as the Company’s senior lender.   These facts support the conclusion that Hercules is not acting on behalf of the Company or as a conduit for the Company in selling shares into the open market for a profit.

Rule 415 Analysis

Rule 415 under the Securities Act generally permits the registration of offerings to be made on a delayed or continuous basis subject to certain conditions.  Rule 415 provides in relevant part:

(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;... [or]

(ix) Securities the offering of which will be commenced promptly, will be made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness;...

In an effort to assist registrants in determining whether an offering by selling shareholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the SEC issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations.  Interpretation 612.09 provides:

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. (emphasis added)

As Interpretation 612.09 indicates, the question is a “difficult” and “factual” one that involves an analysis of “all the circumstances.”  When applying these factors to the offering made by Hercules in the Registration Statement, as set forth in more detail below, the offering is appropriately characterized as a secondary offering and, therefore, is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The circumstances under which Hercules received the shares

The shares were issued to Hercules as part of a transaction to restructure the Company’s outstanding debt.  The primary purposes of the Restructuring were to cure existing events of default, reduce the Company’s debt and improve the Company’s balance sheet.  The proposed registration is not of the type about which the Staff has normally raised concerns under Rule 415 to express its objection to PIPE transactions by micro-cap companies; such transactions were considered to be abusive.  The Company filed this Registration Statement in connection with a restructuring of its financing arrangement with its senior lender, and not in connection with a capital raise.  Therefore, the issuance of the shares by the Company to Hercules cannot be realistically characterized as the Company indirectly selling shares into the market to raise capital.  Further, the issued securities lack “toxic” features.  The Subsequent Warrant has a fixed exercise price, and for that reason, does not include any price re-set, floating price conversion rights or other similar toxic provisions that have been identified by the Staff as causing concern in PIPE transactions.  Although the shares of common stock were issued to Hercules at a discount to market, the discount reflected the fact that the Company’s stock was experiencing a prolonged period of steady decline at the time of the Restructuring and was intended to provide Hercules with some limited protection against price volatility given the time period granted to register the shares, the fact that the shares are restricted securities and the relatively thin trading market for the Company’s common stock.  The discount was not intended, and did not serve as, compensation to Hercules.

Additionally, the Registration Statement provides for a generous amount of time for the filing and effectiveness of the Registration Statement.  Under the Registration Rights Agreement, the Company agreed to use its best efforts to have the Registration Statement declared effective by the SEC no later than 120 days after the closing of the Restructuring, subject to a 60 day extension in the event of SEC review.  As a result of this review process, it appears that at least six months will have passed from the closing date of the Restructuring before the Registration Statement would become effective.

The issuance of the shares to Hercules in the Restructuring was a bona fide private placement pursuant to an exemption from registration under Section 4(2) of the Securities Act.  Hercules also made extensive representations regarding its intent, including representations that it did not intend to effect a distribution of the securities.  The Company was assessed a fee in the Restructuring to restructure the Company’s outstanding obligations owed to Hercules, which is consistent with fees assessed for debt financings and the parties’ past practices, and it is not a commission or placement fee.

How long Hercules has held the shares

As of the date of this letter, Hercules has held the securities issued in the Restructuring for approximately four months.  However, Hercules has borne the credit risk of its loan to the Company, including the portion that was converted into the securities covered by the Registration Statement, for much longer than this four month period.  Hercules became the Company’s senior lender approximately 22 months ago when the parties entered into the original Loan and Security Agreement in May 2008.  The length of time during which Hercules has held the shares and the loan prior to an effective registration statement demonstrates that Hercules is not an underwriter who purchased the shares with an intent to distribute them.  Although Hercules bargained for registration rights as part of the transaction, registration rights, in and of themselves, do not evidence an intent on the part of Hercules to sell the shares.  Hercules is required to mark its portfolio to fair market value quarterly because it is a business development company.  If securities within its portfolios, including the securities issued to Hercules as part of the Restructuring, are not registered, they must reflect an unregistered, illiquidity discount.  The time period for filing and effectiveness of the Registration Statement of 120 days plus a 60 day extension in the event of Staff review also strongly suggests the absence of any such distributive intent.  The time allowed for the filing of the Registration Statement is more generous than the 30-60 days typically provided in PIPE transactions.

As evidenced by the two amendments to the original Loan and Security Agreement, the forbearance agreement and its five amendments, and the Amended and Restated Loan and Security Agreement, Hercules has not accelerated the Company’s obligations despite the existence of several events of default.  In fact, Hercules continues to loan capital to the Company.  On February 19, 2010, the Company and Hercules amended the Amended and Restated Loan and Security Agreement so that the Company may request loans of up to $3 million for use in purchasing equipment.  This continued support demonstrates a long-term interest in the success of the Company rather than an underwriter immediately interested in divesting purchased shares.

In addition, because of the relatively limited historical trading volume for the Company’s common stock and the number of shares being offered, even after the Registration Statement is declared effective, Hercules will need to continue to bear the risk of the securities because it is unlikely that Hercules will be able to sell large amounts of the Company’s common stock in the near future.  For example, the Company’s average daily trading volume for the month ended November 30, 2009 was 5,600 shares.  This average is particularly instructive because it represents the ability of Hercules to sell its shares at the time it bargained for registration rights and its expectation at the time of the closing of the Hercules Restructuring of how quickly it could expect to sell the shares.

Hercules’ relationship to the Company

Hercules is the Company’s senior lender and has a nearly two-year relationship with the Company.  It continues to provide the Company with debt financing and has rights to Board representation.  These rights are dependent on the amount outstanding on the term loans, the Company’s financial performance and Hercules maintaining a threshold level of ownership.  This relationship between the parties and these rights appears reflective of a long-term lender who seeks to maintain its ownership position, ensure the financial long-term success of the Company and have input in strategic initiatives, rather than an underwriter purchasing stock with the intent of a distribution for profit.

The amount of shares involved

As of  March 25, 2010, the 3,364,738 shares covered by the Registration Statement represent approximately 42% of the Company’s outstanding shares on a fully-diluted basis.

Regardless of the percentage, the proper inquiry is whether the Registration Statement contemplates the resale of these securities by persons who assumed the market risk of the securities.  The size of the offering is only one factor to be considered in this analysis. We understand that for several years the Staff has been concerned about public resales of securities purchased in “toxic” PIPE transactions.  However, the “toxic” or abusive PIPE transactions that concern the SEC do not exist in this case.  As discussed throughout this response, the Restructuring is not a typical PIPE transaction, but rather a transaction between the Company and its senior lender to cure existing events of default, reduce the Company’s debt and improve its balance sheet.  Further, the securities lack the typical “toxic” features such as convertible securities whose conversion price floats relative to the market price of the underlying stock.  Public announcements of these transactions can put downward pressure on the stock price, increasing the number of shares issuable to the new investors and reducing the value of stock held by existing investors, which has not occurred in this case.  Given the Restructuring is not a typical PIPE transaction and lack of “toxic” features, the transaction should not be analyzed in the same manner and under the same guidance that the Staff typically applies to PIPE transactions.

We understand that, as a way to monitor PIPE transactions, the Staff began to examine more closely offerings of more than approximately one-third of a registrant’s public float.  We believe, however, that the test developed by the Staff was in response to perceived abuses not existing in this scenario and was not intended to substitute for a complete analysis.  In fact, the Staff’s Compliance and Disclosure Interpretations contemplate that a shareholder selling a large block of stock may conduct a valid secondary offering.

Specifically, Interpretation 612.12 of the Staff’s Securities Act Rules Compliance and Disclosure Interpretations states that “[a] controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Additionally, Interpretation 216.14 of the Staff’s Securities Act Forms Compliance and Disclosure Interpretations provides that “[s]econdary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.”

The Restructuring is a transaction between the Company and its senior lender and realistically cannot be characterized as a “toxic” or abusive PIPE transaction.  These Compliance and Disclosure Interpretations make clear that the holder, such as Hercules, of well in excess of one-third of the public float can effect a valid secondary offering of its shares.

Whether Hercules is in the business of underwriting securities

Hercules primarily provides structured debt financing and equity and venture capital to private equity-backed technology and life science companies at all stages of development.

Hercules is not in the business of underwriting securities.  Additionally, HTI is Hercules’ wholly-owned subsidiary and is not in the business of underwriting securities.

Whether under all the circumstances it appears that Hercules is acting as a conduit for the Company

Based on the above discussion, the facts do not support the conclusion that Hercules is acting as a conduit for the Company.  Rather, the facts support the conclusion that Hercules and the Company agreed to restructure the Company’s outstanding debt in order to cure existing events of default, reduce the Company’s debt and improve its balance sheet.  The Restructuring does not have any indicia of an underwriter acting on behalf of the Company making a distribution of shares for a profit.

Conclusion

As explained in the preceding discussion, Hercules acquisition of shares of the Company’s common stock and a warrant to purchase shares of the Company’s common stock and subsequent registration of resale of common stock do not support the conclusion that Hercules is acting as a conduit for the Company.  Rather, the shares are owned, beneficially and of record, by persons other than the Company.  The Company will not receive any proceeds from the resale of the shares and has no financial interest in any such resale.  The facts support that Hercules worked with the Company to restructure its debt, not that the Company is indirectly selling shares into the market.

Incorporation of Certain Information by Reference, page 24

2.  Item 12(a)(2) of Form S-3 requires that you incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by your most recent annual report.  Accordingly, please incorporate by reference the Forms 8-K filed on March 6, 17 and 31 of 2009.

The Company has revised the Registration Statement to conform with the comment.  Please review the Company’s pre-effective amendment to the Registration Statement as filed with the Securities and Exchange Commission on March 31, 2010.

Item 17.  Undertaking, Page II-5

3.  Both paragraphs 5 and 6 under Item 17 appear to contain the undertaking from Item 512(b) of Regulation S-K.  Please delete one of the paragraphs or advise.

The Company has revised the Registration Statement to conform with the comment.  Please review the Company’s pre-effective amendment to the Registration Statement as filed with the Securities and Exchange Commission on March 31, 2010.

We thank you for your assistance in this matter.  Please do not hesitate to call me at (215) 988-2880, or Scott B. Connolly of Drinker Biddle & Reath LLP at (215) 988-2812 if you have any questions regarding the above.

Sincerely,

/s/ Stephen T. Burdumy
Stephen T. Burdumy
Drinker Biddle & Reath LLP

cc:           Matthew Crispino, United States Securities and Exchange Commission

John A. Roberts, InfoLogix, Inc.

Scott B. Connolly, Drinker Biddle & Reath LLP